November 14, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	scPharmaceuticals Inc.

Registration Statement on Form S-1 (File No. 333-221077)

Ladies and Gentlemen:

As representatives of the several underwriters for the Company’s proposed public offering of up to 7,360,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. Eastern time on November 16, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 7, 2017, through the date hereof:

Preliminary Prospectus dated November 7, 2017:

Approximately 1,275 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours, JEFFERIES LLC LEERINK PARTNERS LLC BMO CAPITAL MARKETS CORP. Acting individually and as Representatives of the several Underwriters JEFFERIES LLC

By:	/s/ Kevin Sheridan
Name: Title:	Kevin Sheridan Managing Director

LEERINK PARTNERS LLC

By:	/s/ Jon Civitarese
Name: Title:	Jon Civitarese Managing Director

BMO CAPITAL MARKETS CORP.

By:	/s/ Lori Begley
Name: Title:	Lori Begley Managing Director